CLINT MAY

Direct Line: 515-225-5597

E-Mail: Clint.May@fbfs.com

April 18, 2024

VIA EDGAR

Ms. Emily Rowland

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-8629

Re:	Farm Bureau Life Insurance Company
Post-Effective Amendment No. 29 to Registration Statement on Form N-6
Farm Bureau Life Variable Account
File Nos. 333-87766; 811-05068

Ms. Rowland:

On behalf of Farm Bureau Life Insurance Company (the “Company”) and the Farm Bureau Life Variable Account (the “Account”), we have filed this letter as correspondence to the above-referenced Post-Effective Amendment No. 29 to the Form N-6 Registration Statement for the Account (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) via EDGAR. This letter provides the Company’s responses to comments received from the staff (the “Staff”) of the Commission on the Registration Statement in a phone call with outside counsel for the Company on April 5, 2024. For the Staff’s convenience, each Staff comment is set forth in full below, followed by the Company’s response.

General

1.	Comment: Please note that comments we give on disclosure in one section apply to other sections of the filing that contain the same or similar disclosure.

Response: The Company acknowledges the Staff comment.

Prospectus Cover Page

2.	Comment: Please revise the first sentence to clarify that the Company is no longer offering the Policy to new purchasers.

Response: The Company has complied with the Staff comment.

Ms. Emily Rowland

April 18, 2024

Key Information Table (pages 6-9)

3.	Comment: In the “Ongoing Fees and Expenses (annual charges)” row, please confirm supplementally that the description of the ongoing fees and expenses in the legend preceding the Annual Fee table includes the mortality and expense risk charge or revise the disclosure to include the mortality and expense risk charge.

Response: The Company confirms that “administration and mortality risks” was intended to include the mortality and expense risk charge assessed under the Policy. The Company has revised the description of the ongoing fees and expenses to refer to “administration, mortality and expense risks,” for clarity.

4.	Comment: In the “Policy Lapse” row, the first sentence indicates that, during the first three Policy Years, the “Net Accumulated Value” (if a Policy Loan has not been taken) or the “Net Surrender Value” (if a Policy Loan has been taken) must be sufficient to cover the monthly charges under the Policy, or the Policy may enter a 61-day Grace Period. We note that both the Net Accumulated Value and the Net Surrender Value, as defined within the Prospectus, account for Policy Loans. Please explain the reason for referring to the Net Accumulated Value or the Net Surrender Value depending on whether a Policy Loan has been taken or not.

Response: The Company has revised the disclosure here and elsewhere throughout the Prospectus where similar disclosure appears to reflect that, during the first three Policy Years, the “Accumulated Value” (if a Policy Loan has not been taken) or the “Net Surrender Value” (if a Policy Loan has been taken) must be sufficient to cover the monthly charges under the Policy, or the Policy may enter a 61-day Grace Period.

Overview of the Policy (pages 10-12)

5.	Comment: In the “Living Benefit (Accelerated Death Benefit) Rider” bullet, please capitalize “living benefit rider.”

Response: The Company has complied with the Staff comment.

6.	Comment: In the “Death Benefit Guarantee Rider” bullet, the first sentence indicates that, during the first three Policy Years, the “Accumulated Value” (if a Policy Loan has not been taken) or the “Net Surrender Value” (if a Policy Loan has been taken) must be sufficient to cover the monthly charges under the Policy, or the Policy may enter a 61-day Grace Period. Please reconcile this disclosure with the disclosure in the “Policy Lapse” row of the Key Information Table, as noted in Comment 4.

Response: As noted in the Company’s response to Staff Comment 4, the Company has revised the disclosure throughout the Prospectus to consistently refer to the “Accumulated Value” (if a Policy Loan has not been taken) and the “Net Surrender Value” (if a Policy

Ms. Emily Rowland

April 18, 2024

Loan has been taken).

7.	Comment: In the “Death Benefit Guarantee Rider” bullet, please revise the final sentence to clarify that the Policy will not lapse immediately if the Death Benefit Guarantee Rider has been elected, but participants still must meet the minimum monthly premium requirement during the 61-day Grace Period.

Response: The Company has revised the subject sentence as requested by the Staff and made corresponding changes to similar disclosure on page 35 of the Prospectus under the “Death Benefit Guarantee Rider” subheading.

8.	Comment: In the “Automatic Rebalancing” bullet, please specify the maximum number of Investment Options to which Accumulated Value may be transferred under the automatic rebalancing program. In addition, please state that the automatic rebalancing program cannot be utilized in combination with the dollar cost averaging program, if true.

Response: The Company has complied with the Staff comment.

Principal Risks of Investing in the Policy (pages 18-20)

9.	Comment: Please explain supplementally why the following language was deleted under the “Risk of Lapse” subsection: “Your Policy will generally not lapse at the end of a Grace Period if you make a premium payment that, when reduced by the premium expense charge, will be at least equal to three times the monthly charges under the Policy immediately preceding the Grace Period. You may reinstate a lapsed Policy subject to certain conditions.” If this disclosure is accurate and is not included elsewhere in the Prospectus, please restore this language.

Response: The Company removed the subject language from the “Risk of Lapse” section because it does not address the consequences of a Policy lapse or the factors that might contribute to a Policy lapse, and is therefore more appropriately discussed in the “Policy Lapse and Reinstatement” section on pages 27-28 of the Prospectus. The Company notes that this information appears on page 28, immediately preceding the “Reinstatement” subheading.

Other Benefits (pages 49-50)

10.	Comment: Please explain supplementally how the registrant intends to notify investors that the Asset Allocation Program is being discontinued.

Response: On February 23, 2024, the Company filed a supplement to the statutory Prospectus dated May 1, 2023 pursuant to Rule 497(e) under the Securities Act of 1933 (the “1933 Act”) (Accession No. 0001104659-24-027069) and a supplement to the Updating Summary Prospectus (“USP”) dated May 1, 2023 pursuant to Rule 497(k) under

Ms. Emily Rowland

April 18, 2024

the 1933 Act (Accession No. 0001104659-24-027072) describing the upcoming discontinuation of the Asset Allocation Program and the availability of the new asset rebalancing program, as well as the anticipated reorganization of certain Investment Options available under the Policy. The supplement to the USP was mailed to current Policyowners and both supplements are available online at www.fbfs.com/variable-product-documents. The Company notes that the discontinuation of the Asset Allocation Program will also be described in the USP dated April 29, 2024 under the heading “Updated Information About Your Policy” in accordance with the requirements of Rule 498A under the 1933 Act.

Part C

11.	Comment: Please include updated consents of Ernst & Young LLP and Eversheds Sutherland (US) LLP, respectively, as exhibits to the Registration Statement.

Response: The Company confirms that updated consents will be filed as exhibits in Post-Effective Amendment No. 30 to the Registration Statement.

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The Company believes that it has responded to all Staff comments. If you have any questions regarding this letter, please contact our counsel Thomas Bisset at 202-383-0118. We greatly appreciate the Staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/ Clint May

Clint May

Vice President, Assistant General Counsel

Farm Bureau Life Insurance Company

cc:	Angel Crow
Thomas Bisset, Esq.
Timothy Graves, Esq.